June 15, 2012

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom

Re:          EQT Midstream Partners, LP

Amendment No. 3 to Registration Statement on Form S-1

Filed June 5, 2012

Response dated June 12, 2012

File No. 333-179487

Ladies and Gentlemen:

Set forth below are the responses of EQT Midstream Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 14, 2012, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  The Partnership is concurrently filing Amendment No. 4 to the Form S-1 (the “Registration Statement”) via EDGAR.  Five marked copies of the amendment are included to facilitate your review.

General

1.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Partnership has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.  The underwriters that are participating in the Partnership’s initial public offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act.

Prospectus Cover Page

2.                                      We note that you have added references to “Joint Book-Running Managers” and “Co-Managers.”  Please delete these references, as they are not required by Item 501 of Regulation S-K, conflict with plain English principles and are not material to an investment decision.  If you wish to continue these designations, please limit their use to the “Underwriting” section.

Response:  In response to the Staff’s comment, we have revised the prospectus cover page to delete the terms “Joint Book-Running Managers” and “Co-Managers.”

Certain Relationships and Related Transactions, page 168

Review, Approval or Ratification of Transactions with Related Persons, page 174

3.                                      Please disclose the specific categories of transactions that are deemed to be pre-approved under the policy.  Please also disclose the factors under the policy to be utilized by your general partner’s board of directors in deciding whether to approve or reject a related party transaction.  See Item 404(b)(1)(i)-(ii) of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 174.

Units Eligible for Future Sale, page 198

4.                                      We note your response to comment 24 in our letter dated March 13, 2012.  Please disclose the amount of common units and subordinated units eligible for resale, as of the anticipated closing date of the offering contemplated by the registration statement, pursuant to Securities Act Rule 144.  See Item 201(1)(2)(ii) of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 198.

EQT Midstream Partners, LP Unaudited Pro Forma Financial Statements, page F-2

Note 1. Basis of Presentation, Transactions and this Offering, page F-6

5.                                      We note your revisions in response to comment 2 from our letter dated April 20, 2012.  Please provide your investors with an estimate of the expense that will be recognized upon the issuance of phantom and performance units at the closing of this offering.  In this regard, you may wish to use the midpoint of your offering price range in estimating this compensation expense.  Please also disclose your methodology for estimating this compensation expense.

Response:  In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-6.

Note 3. Pro Forma Net Income per Unit, page F-7

6.                                      Please refer to the proposed revisions contained in your letter dated June 12, 2012.  We note your discussion in the second paragraph under this heading of pro forma earnings per unit calculated using 17.4 million common units.  We also note your discussion in the fourth paragraph under this heading of pro forma earnings per unit calculated using 11.6 million common units.  To more clearly explain the difference between these two calculations to your readers, please revise the fourth paragraph under this heading to clarify that this calculation is in accordance with SAB Topic 1B.3.  Alternatively, you may remove the presentation of SAB Topic 1B.3 earnings per unit from your pro forma financial statements.

Response:  In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-8.

EQT Midstream Partners Predecessor Financial Statements, page F-9

7.                                      Please refer to the proposed revisions contained in your letter dated June 12, 2012.  We note your calculation of pro forma earnings per common unit for the most recent annual period and subsequent interim period and the explanation of this calculation in Note 2 to your annual and interim financial statements.  In accordance with SAB Topic 1B.3, this calculation should be based on the number of common units whose proceeds would be necessary to pay the portion of the dividend that exceeds the current year’s historical earnings.  However, your current calculation reflects the number of common units whose proceeds would be necessary to pay the portion of the dividend that exceeds your pro forma earnings as calculated under Article 11 of Regulations S-X.  Please revise your calculation.

Response:  In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see pages F-11, F-19, F-30 and F-32.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (412) 553-5785 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

Very truly yours,

EQT MIDSTREAM PARTNERS, LP

By:	EQT Midstream Services, LLC,
its general partner

By:	/s/ Philip P. Conti
Philip P. Conti, Senior Vice President and Chief Financial Officer

Enclosures

cc:	Josh Davidson, Baker Botts L.L.P.
Laura Tyson, Baker Botts L.L.P.
David Oelman, Vinson & Elkins L.L.P.
Jason Niethamer
Jennifer Thompson
Charles Lee
Dietrich King